                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  A  Form 40-F
                ---
      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    No  A
                ---
      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 July 2004                         FLETCHER CHALLENGE FORESTS LIMITED
                                          ----------------------------------

                                          /s/ P M GILLARD

                                          P M GILLARD
                                          SECRETARY
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[TENON LOGO]                                      NEWS RELEASE

TO:      THE BUSINESS EDITOR

From:    Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
         Telephone:   64-9-571 9846
         Fax:         64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).


                        TENON LOOKING AT SHAREHOLDER PLAN

Auckland, 15 July, 2004 - Tenon announced today that its Board of Directors was considering the introduction of a shareholder plan that would provide shareholders with small parcels with a means of rationalising their holdings.

The Board is conscious that following the recent partial takeover by Rubicon, shareholders' participation in the takeover was scaled back, leaving many shareholders with uneconomic parcels of shares in the Company. The second capital return, to be made later this year, will further impact this position.

To address this concern, it is likely that a small shareholding plan will be offered to shareholders in conjunction with the second capital return.

ENDS